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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D
                              (AMENDMENT NO. 2)

                  Under the Securities Exchange Act of 1934


                           DATA RETURN CORPORATION
                               (Name of Issuer)

                  COMMON SHARES, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)


                                 23785M 10 5
                                (CUSIP Number)


   JUDE M. SULLIVAN, SENIOR VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY
                                 divine, inc.
                           1301 NORTH ELSTON AVENUE
                           CHICAGO, ILLINOIS 60622

     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               DECEMBER 6, 2001
           (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23785M 10 5                  13D                    Page 2 of 8 Pages

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  1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)

        divine, inc.
        I.R.S. Identification No.: 36-4301991


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  2     CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP
        (SEE Instructions)
                                                                   (a) [ ]

                                                                   (b) [ ]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS (SEE Instructions)

            OO
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  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)    [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
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     NUMBER OF         7    SOLE VOTING POWER

       SHARES
                      ----------------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER

      OWNED BY              14,658,717 (1)
                      ----------------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER

     REPORTING
                      ----------------------------------------------------------
       PERSON         10    SHARED DISPOSITIVE POWER

        WITH
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,658,717 (1)
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  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.9%
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  14    TYPE OF REPORTING PERSON (SEE Instructions)

           CO
--------------------------------------------------------------------------------
                          (1) See Items 3 and 4 below.

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ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 2 to Statement on Schedule 13D (as amended, this "Statement") relates to the common shares, par value $0.001 (the "Common Shares"), of Data Return Corporation, a Texas corporation (sometimes referred to herein as "Issuer" or "Data Return"). The principal executive offices of Data Return are located at 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039. Items 3, 4, 5, and 7 of the Statement on Schedule 13D filed by divine, inc., are hereby amended as set forth below. All other information contained in such statement remains correct.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following information:

     On December 6, 2001, CPQ Holdings, Inc. ("CPQ"), a shareholder of Data Return, became a party to the Shareholder Agreement, pursuant to which CPQ agreed to vote the Common Shares of Data Return that it owns in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement. divine did not pay additional consideration to CPQ in connection with its execution and delivery of the Shareholder Agreement. In addition, CPQ granted divine, pursuant to the Shareholder Agreement, an irrevocable proxy to vote such Data Return Common Shares with respect to the proposal by Data Return to adopt and approve the Merger Agreement and the Merger.

     References to, and descriptions of, the Shareholder Agreement as set forth herein are qualified in their entirety by reference to the Shareholder Agreement included as Exhibit 3 to this Schedule 13D, which is incorporated herein in its entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

     Items 4(a)-(b) are hereby amended to delete the fifth paragraph of those sections and to replace that paragraph with the following information:

     By executing the Shareholder Agreement, the Shareholders have agreed to vote the 11,921,612 Common Shares of Data Return beneficially owned by them, and CPQ has agreed to vote the 1,171,764 Common Shares of Data Return beneficially owned by it, (collectively, the "Shares") as described below. The purpose of the transactions under the Shareholder Agreement is to enable divine and Data Return to consummate the transactions contemplated under the Merger Agreement.

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     References to, and descriptions of, the Shareholder Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copy of the Shareholder Agreement included as Exhibit 3 to this Schedule 13D, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a) and 5(b) are hereby amended to read in their entirety:

     (a) - (b) As a result of the Level 3 Shareholder Agreement and the Shareholder Agreements (including the agreement entered into between divine and CPQ), divine may be deemed to be the beneficial owner of 14,658,717 Common Shares of Data Return, including 595,401 Shares that the Shareholders have the right to acquire by exercising Data Return Options. Those Common Shares of Data Return constitute approximately 39.9% of the issued and outstanding Common Shares of Data Return based on the 36,189,164 Common Shares of Data Return outstanding as of December 3, 2001 and giving effect to the exercise of those Data Return Options. divine may be deemed to have the sole power to vote the Shares and the Level 3 Shares with respect to those matters described above. However, divine (1) is not entitled to any rights as a shareholder of Data Return as to the Shares or the Level 3 Shares and (2) disclaims any beneficial ownership of the Shares and the Level 3 Shares. divine does not have the power to dispose of the Shares or the Level 3 Shares.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger, dated as of November 1, 2001, by and among divine, inc., TD Acquisition Corp., and Data Return Corporation (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed November 6, 2001
            (the "Form 8-K")).

     2(a). Credit Agreement, dated as of November 1, 2001, by and between Data Return Corporation, as Borrower, and divine, inc., as Lender (incorporated herein by reference to Exhibit 99.2 to the Form 8-K).

     2(b). Amendment to Credit Agreement, dated as of November 1, 2001 (incorporated herein by reference to Exhibit 99.3(b) to divine's Registration Statement on Form S-4, Registration No. 333-73826).

     3. Shareholder Voting Agreement, dated as of November 1, 2001, by and between divine, inc. and each of Nathan Landow Family Limited Partnership, DCR Technology Fund I, Ltd., OHG Technology, Ltd., Sunny C. Vanderbeck, Michelle R. Chambers, Jason Lochhead, Stuart Walker, and CPQ Holdings, Inc. (incorporated by reference to
            Exhibit 99.3 to the Form 8-K).

     4. Shareholder Voting Agreement, dated as of November 1, 2001, by and between divine, inc. and Level 3 Communications, LLC* (incorporated by reference to Exhibit 3 to divine's Amendment No. 1 to Schedule 13D filed November 28, 2001).

     *      Previously filed.

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                                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 11, 2001

                                       divine, inc.


                                       By: /s/ Michael P. Cullinane
                                          ----------------------------------
                                          Michael P. Cullinane
                                          Executive Vice President, Chief
                                          Financial Officer, and Treasurer

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                                   SCHEDULE A

                EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.



     The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of divine, inc. The business address of each executive officer is divine, inc., 1301 North Elston Avenue, Chicago, Illinois 60622.

                               EXECUTIVE OFFICERS

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      NAME                        PRESENT PRINCIPAL OCCUPATION
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Andrew J. Filipowski              Chairman of the Board and CEO
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Michael P. Cullinane              Executive Vice President, CFO, Treasurer, and
                                  Director
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Paul Humenansky                   President, COO, and Director
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                                   Page 7 of 8


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                                    DIRECTORS

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         NAME AND BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------

Tommy Bennett
Computer Associates International, Inc.               Senior Vice President,
One Computer Associates Plaza                         Computer Associates International, Inc.
Islandia, NY   11749

-------------------------------------------------------------------------------------------------
James E. Cowie
Frontenac Company                                     General Partner,
135 South LaSalle Street, Suite 3800                  Frontenac Company
Chicago, IL   60603

-------------------------------------------------------------------------------------------------

Arthur W. Hahn
Katten Muchin Zavis                                   Partner,
525 West Monroe Street, Suite 1600                    Katten Muchin Zavis
Chicago, IL   60661

-------------------------------------------------------------------------------------------------
J. Kevin Nater
One Dell Way                                          Vice President,
Mail Stop 9003                                        Dell Computer Corporation
Round Rock, TX   78682

-------------------------------------------------------------------------------------------------
Michael A. Forster
Internet Capital Group, Inc.                          Senior Partner of Operations,
552 Ravine Avenue                                     Internet Capital Group, Inc.
Lake Bluff, IL   60044

-------------------------------------------------------------------------------------------------
Thomas J. Meredith
MSI Management                                        CEO,
248 Addie Roy Road                                    MSI Management
Austin, TX   78760

-------------------------------------------------------------------------------------------------
John Rau                                              Chairman of the Board, Chicago
Chicago Title and Trust Company Foundation            Title and Trust Company Foundation
171 North Clark Street
Chicago, IL   60601

                                   Page 8 of 8